Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades releases financial results for the first quarter of 2014

Kingsey Falls, Québec, May 8, 2014 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended March 31, 2014.

Q1 2014 Highlights

•	Sales of $994 million

(compared to $958 million in Q4 2013 (+4%) and $914 million in Q1 2013 (+9%))

•	Excluding specific items

•	EBITDA of $80 million

(compared to $105 million in Q4 2013 (-24%) and $68 million in Q1 2013 (+18%))

•	Net earnings per share of $0.01

(compared to net earnings of $0.19 in Q4 2013 and a net loss of $0.04 in Q1 2013)

•	Including specific items

•	EBITDA of $84 million

(compared to $93 million in Q4 2013 (-10%) and $64 million in Q1 2013 (+31%))

•	Net loss per share of $0.01

(compared to net earnings of $0.05 in Q4 2013 and a net loss of $0.09 in Q1 2013)

•	Net debt of $1,708 million (compared to $1,612 million as at December 31, 2013), including $120 million of non-recourse net debt.

•	Ramp-up of the Greenpac containerboard mill progressing as planned.

•	Announcement of the closure of the Djupafors mill in Sweden on June 15, 2014.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the first quarter results: “Exceptionally harsh weather conditions in North America resulted in higher operating costs and lower shipments. Compared to the last quarter, these factors negatively impacted our first quarter results which represent, nevertheless, an 18% EBITDA improvement compared to the same period last year. Sequentially, all our North American groups are showing lower results. The Containerboard Group suffered from a 14-day interruption of operations at its Trenton mill as a result of an equipment failure. The Specialty Products Group incurred higher energy and raw material costs. As for the Tissue Papers Group, it was also impacted by a more competitive market and a decrease in volumes in the away-from-home market and retail in Canada. On the positive side, results for the Boxboard Europe Group improved over the last quarter due to higher shipments and energy credits amounting to $5 million during the first quarter. Finally, the productivity of the Greenpac mill continues to improve gradually and produced to capacity for a few days in April.”

In commenting on the outlook, Mr. Plourde added: “Despite the shortfall in the results for the first quarter, we are still confident in our ability to do better this year than we did in 2013. The recent decrease of recycled fibre costs confirms our views that input costs should remain reasonable. Aside from Europe where the competitive environment is expected to be challenging for recovered grades, our Packaging Products activities should continue to improve. In the tissue sector, we will face headwinds caused by additional capacity and lower demand from major retailers in the US. We are reaching new milestones at the Greenpac mill in terms of daily production peaks as we continue to gradually ramp-up the machine and logistics activities. Finally, our debt to EBITDA ratio remained relatively stable during the quarter despite a weak Canadian dollar environment and seasonal working capital requirements and should continue to improve during the course of the year. As well, the closure of our Djupafors mill announced during the quarter is a concrete illustration of our commitment to manage our portfolio of assets and improve profitability.”

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars)	Q1 2014	Q4 2013	Q1 2013
Packaging Products
Containerboard	33	46	25
Boxboard Europe	23	21	11
Specialty Products	12	16	11

Tissue Papers	20	32	29

Corporate Activities	(8)	(10)	(8)

OIBD excluding specific items	80	105	68

Note 1 - Refer to section “Supplemental information on non-IFRS measures”.

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q1 2014	Q4 2013	Q1 2013
Sales	994	958	914
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	80	105	68
Operating income	34	57	24
Net earnings (loss)	1	18	(4)
per common share	$0.01	$0.19	$(0.04)
Margin (OIBD or EBITDA)	8.0%	11.0%	7.4%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	84	93	64
Operating income	38	45	20
Net earnings (loss)	(1)	6	(8)
per common share	$(0.01)	$0.05	$(0.09)

Note 1 - Refer to section “Supplemental information on non-IFRS measures”.

Results analysis for the three-month period ended March 31, 2014 (compared to the same period last year)

In comparison with the same period last year, sales increased by 4% to $994 million as favorable exchange rates and higher average selling prices, particularly in our Containerboard Group, more than offset lower volumes for our Tissue Papers Group.

Operating income, excluding specific items, increased from $24 million in Q1 2013 to $34 million in the first quarter of 2014. The above-mentioned factors, including the energy credits in Europe, explain most of the increase in operating income. However the 14-day downtime taken at our Trenton Containerboard mill, due to a water management equipment failure, resulted in a $4 million loss during the quarter. Likewise, exceptionally harsh weather conditions prevailing in Québec, Ontario and the U.S. northeast resulted in higher operating costs, mainly energy for an estimated amount of $10 million. Finally, the cost of raw materials was higher.

When including specific items, operating income amounted to $38 million in comparison to $20 million for the same period of last year. In the first quarter of 2014, the following specific items, before income taxes, impacted our operating income and/or net earnings:

•	a $1 million unrealized loss on derivative financial instruments (operating income and net earnings);

•	a $5 million gain on a contribution to a joint venture with Maritime Paper Products Limited for our operations located in St.John’s, Newfoundland and Moncton, New Brunswick (operating income and net earnings);

•	a $6 million foreign exchange loss on long-term debt and financial instruments (net earnings).

Net earnings excluding specific items amounted to $1 million ($0.01 per share) in the first quarter of 2014 compared to a net loss of $4 million ($0.04 per share) for the same period in 2013. Including specific items, the net loss amounted to $1 million ($0.01 per share) in the first quarter of 2014 compared to a net loss of $8 million ($0.09 per share) in the same quarter in 2013. Net earnings for the quarter were reduced by the share of earnings attributable to the non-controlling interest in Reno De Medici as its contribution was greater than during the first quarter of 2013.

Results analysis for the three-month period ended March 31, 2014 (compared to the previous quarter)

In comparison to the previous quarter, sales increased by 9% to reach $994 million due to favorable foreign exchange rates and higher shipments, primarily in Europe. These factors were partially offset by lower average selling prices in Europe.

Operating income, excluding specific items, decreased from $57 million in Q4 2013 to $34 million in the first quarter of 2014. As mentioned above, favorable exchange rates, and higher volumes in Europe improved the operating income but were more than offset by higher operational and energy costs, lower volumes in the Tissue Papers Group and the downtime at our Trenton mill. Also, our Q4 2013 results included positive adjustments related to post-retirement liabilities for $5 million and energy credits in Europe for $6 million.

Net debt increased by $96 million to $1,708 million due to a weaker Canadian dollar, payments of investments in property, plant & equipment made at the end of 2013 and a temporary increase in accounts receivable due to the higher activity level at the end of March.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid June 5, 2014 to shareholders of record at the close of business on May 26, 2014. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the first quarter of 2014, Cascades did not purchase shares.

Conference call information

Management will comment on the 2014 first quarter financial results during a conference call to be held today at 9:00 a.m.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-866-229-4144 and by using the access code 9501952#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until May 16, 2014 by dialing 1-888-843-7419 and by using the access code 9501952#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	MARCH 31, 2014	DECEMBER 31, 2013
Assets
Current assets
Cash and cash equivalents	27	23
Accounts receivable	599	512
Current income tax assets	32	34
Inventories	569	543
Financial assets	3	2

	1,230	1,114
Long-term assets
Investments in associates and joint ventures	274	261
Property, plant and equipment	1,686	1,684
Intangible assets with finite useful life	193	196
Financial assets	21	17
Other assets	107	108
Deferred income tax assets	131	118
Goodwill and other intangible assets with indefinite useful life	334	333

	3,976	3,831

Liabilities and Equity
Current liabilities
Bank loans and advances	80	56
Trade and other payables	629	590
Current income tax liabilities	5	2
Current portion of provisions for contingencies and charges	2	2
Current portion of financial liabilities and other liabilities	9	11
Current portion of long-term debt	36	39

	761	700
Long-term liabilities
Long-term debt	1,619	1,540
Provisions for contingencies and charges	36	37
Financial liabilities	36	39
Other liabilities	219	212
Deferred income tax liabilities	113	109

	2,784	2,637

Equity attributable to Shareholders
Capital stock	482	482
Contributed surplus	18	17
Retained earnings	623	642
Accumulated other comprehensive loss	(51)	(60)

	1,072	1,081
Non-controlling interest	120	113

Total equity	1,192	1,194

	3,976	3,831

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2014	2013
Sales	994	914

Cost of sales and expenses
Cost of sales (including depreciation and amortization of $46 million; 2013—$44 million)	868	802
Selling and administrative expense	93	90
Loss (gain) on acquisitions, disposals and others	(5)	5
Foreign exchange gain	(2)	(2)
Loss (gain) on derivative financial instruments	2	(1)

	956	894

Operating income	38	20
Financing expense	28	25
Interest expense on employee future benefits	2	3
Foreign exchange loss on long-term debt and financial instruments	6	2
Share of results of associates and joint ventures	—	(3)

Profit (loss) before income taxes	2	(7)
Provision for (recovery of) income taxes	(1)	1

Net earnings (loss) including non-controlling interest for the period	3	(8)
Net earnings attributable to non-controlling interest	4	—

Net loss attributable to Shareholders for the period	(1)	(8)

Net loss from continuing operations per basic and diluted common share	$(0.01)	$(0.09)

Weighted average basic number of common shares outstanding	93,887,849	93,885,659

Weighted average number of diluted common shares	95,558,799	94,233,251

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Net earnings (loss) including non-controlling interest for the period	3	(8)

Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	27	11
Change in foreign currency translation related to net investment hedging activities	(20)	(9)
Income taxes	3	1
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(1)	(2)
Change in fair value of interest rate swaps	(5)	—
Change in fair value of commodity derivative financial instruments	8	6
Income taxes	—	(1)

	12	6
Items that are reclassified to retained earnings
Actuarial loss on post-employment benefit obligations	(19)	(1)
Income taxes	5	—

	(14)	(1)

Other comprehensive income (loss)	(2)	5

Comprehensive income (loss) including non-controlling interest for the period	1	(3)
Comprehensive income attributable to non-controlling interest for the period	7	—

Comprehensive income (loss) attributable to Shareholders for the period	(6)	(3)

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(1)	—	(1)	4	3
Other comprehensive income (loss)	—	—	(14)	9	(5)	3	(2)

	—	—	(15)	9	(6)	7	1
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	1	—	—	1	—	1

Balance - End of period	482	18	623	(51)	1,072	120	1,192

	For the 3-month period ended March 31, 2013
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income (loss)
Net loss	—	—	(8)	—	(8)	—	(8)
Other comprehensive income (loss)	—	—	(1)	6	5	—	5

	—	—	(9)	6	(3)	—	(3)
Dividends	—	—	(4)	—	(4)	—	(4)
Acquisition of non-controlling interest	—	—	9	—	9	(15)	(6)

Balance - End of period	482	16	563	(81)	980	101	1,081

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Operating activities from continuing operations
Net loss attributable to Shareholders for the period	(1)	(8)
Adjustments for:
Financing expense and interest expense on employee future benefits	30	28
Depreciation and amortization	46	44
Loss (gain) on acquisitions, disposals and others	(5)	5
Unrealized loss (gain) on derivative financial instruments	1	(1)
Foreign exchange loss on long-term debt and financial instruments	6	2
Provision for (recovery of) income taxes	(1)	1
Share of results of associates and joint ventures	—	(3)
Net earnings attributable to non-controlling interest	4	—
Net financing expense paid	(17)	(15)
Income taxes received (paid)	2	(1)
Dividend received	2	1
Employee future benefits and others	(7)	(7)

	60	46
Changes in non-cash working capital components	(63)	(24)

	(3)	22

Investing activities from continuing operations
Payment of property, plant and equipment	(48)	(44)
Proceeds on disposals of property, plant and equipment	5	2
Investments in intangible and other assets	(1)	(4)

	(44)	(46)

Financing activities from continuing operations
Bank loans and advances	23	5
Change in revolving credit facilities	46	24
Purchase of senior notes	—	(4)
Increase in other long-term debt	—	9
Payments of other long-term debt	(14)	(14)
Settlement of derivative financial instruments	—	(4)
Dividends paid to the Corporation’s Shareholders	(4)	(4)

	51	12

Change in cash and cash equivalents during the period from continuing operations	4	(12)
Cash and cash equivalents - Beginning of period	23	20
Cash and cash equivalents - End of period	27	8

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2013.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Packaging Products
Containerboard	330	298
Boxboard Europe	246	212
Specialty Products	203	189
Intersegment sales	(16)	(14)

	763	685
Tissue Papers	245	241
Intersegment sales and others	(14)	(12)

Total	994	914

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Packaging Products
Containerboard	38	25
Boxboard Europe	23	11
Specialty Products	12	11

	73	47
Tissue Papers	20	29
Corporate	(9)	(12)

Operating income before depreciation and amortization	84	64
Depreciation and amortization	(46)	(44)
Financing expense and interest expense on employee future benefits	(30)	(28)
Foreign exchange loss on long-term debt and financial instruments	(6)	(2)
Share of results of associates and joint ventures	—	3

Profit (loss) before income taxes	2	(7)

	PAYMENT OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2014	2013
Packaging Products
Containerboard	7	9
Boxboard Europe	1	4
Specialty Products	4	2

	12	15
Tissue Papers	12	5
Corporate	3	6

Total payment	27	26
Proceeds on disposal of property, plant and equipment	(5)	(2)
Capital-lease acquisitions	(3)	—

	19	24
Acquisitions of property, plant and equipment included in ‘‘Trade and other payables’’
Beginning of period	33	28
End of period	(9)	(10)

Payment of property, plant and equipment net of proceeds on disposals	43	42

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q1 2014	Q4 2013	Q1 2013	Q1 2014	Q4 2013	Q1 2013
As per IFRS	(1)	6	(8)	$(0.01)	$0.05	$(0.09)
Specific items:
Loss (gain) on acquisitions, disposals and others	(5)	—	5	$(0.04)	—	$0.04
Impairment charges	—	7	—	—	$0.09	—
Restructuring costs	—	6	—	—	$0.04	—
Unrealized loss (gain) on financial instruments	1	(1)	(1)	$0.01	—	$(0.01)
Foreign exchange loss on long-term debt and financial instruments	6	2	2	$0.05	$0.02	$0.02
Share of earnings of associates, joint ventures and non-controlling interest	—	1	—	—	$0.01	—
Included in discontinued operations, net of tax	—	(2)	—	—	$(0.02)	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest [1]	—	(1)	(2)	—	—	—

	2	12	4	$0.02	$0.14	$0.05

Excluding specific items	1	18	(4)	$0.01	$0.19	$(0.04)

Note 1 : Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1 2014	Q4 2013	Q1 2013
Net earnings (loss) attributable to Shareholders for the period	(1)	6	(8)
Net earnings attributable to non-controlling interest	4	1	—
Net earnings from discontinued operations for the period	—	(2)	—
Provision for (recovery of) income taxes	(1)	4	1
Share of earnings of associates and joint ventures	—	5	(3)
Foreign exchange loss on long-term debt and financial instruments	6	2	2
Financing expense and interest on future employee benefits	30	29	28

Operating income	38	45	20
Specific items :
Loss (gain) on acquisitions, disposals and others	(5)	—	5
Impairment charges	—	7	—
Restructuring costs	—	6	—
Unrealized loss (gain) on financial instruments	1	(1)	(1)

	(4)	12	4

Operating income - excluding specific items	34	57	24
Depreciation and amortization	46	48	44

Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	80	105	68

For further information:

Media:	Source:

Hugo D’Amours	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer

(819) 363-5184

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